Exhibit 99.1

AIXTRON Announces Fiscal Year 2004 Financial Results

Aachen, Germany – March 31, 2005 – AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG) today announced full financial results for fiscal year 2004, ended December 31, 2004.

Total fiscal year 2004 revenues rose by 55 percent year over year, from Euro 90.4 million in 2003 to Euro 140.0 million in 2004.

Gross margin on sales improved from 20 percent in 2003 to 36 percent in 2004.

Net income totaled Euro 7.1 million in 2004, representing a net income per share of Euro 0.11. This compares to a net loss of Euro 17.8 million in 2003, representing a net loss per share of Euro 0.28.

Cash and cash equivalents amounted to Euro 45.5 million as of December 31, 2004, as compared to Euro 45.3 million as of December 31, 2003. The Company recorded no bank borrowings at year end 2004. The equity ratio as of December 31, 2004 was 77 percent, compared to 78 percent as of December 31, 2003.

The total value of equipment orders received rose by 40 percent year over year, from Euro 79.3 million as of December 31, 2003, to Euro 111.4 million as of December 31, 2004. The equipment order backlog as of December 31, 2004 was Euro 36.6 million, as compared to Euro 59.4 million as of December 31, 2003. The revenue value of orders, not yet recognized, at customer locations awaiting acceptance totaled Euro 15.6 million as of December 31, 2004.

The Company believes that the business climate may remain difficult for the next twelve months, but nevertheless, expects to maintain its very strong position in the Compound Semiconductor MOCVD system market and remains positive about its ability to build a much stronger position in both the OVPD® Display and the Silicon semiconductor arenas in the coming year.

This latter opportunity in Silicon is greatly enhanced by the recent acquisition of Genus, and the focus for management in 2005 will be on the integration and consolidation of the AIXTRON and Genus Silicon groups. AIXTRON will have a clearer insight into the timing and volume of business in 2005 once the Company has completed its post-acquisition reviews, and remains very optimistic about the medium and long term prospects for all the AIXTRON group of companies.

Explanatory Section

About AIXTRON

AIXTRON AG (FSE: AIX; ISIN DE0005066203; NASDAQ: AIXG) is a leading provider of deposition equipment to the semiconductor industry. The Company’s products are used by a diverse range of customers worldwide to manufacture advanced semiconductor components such as HBTs, PHEMTs, MESFETs, Lasers, LEDs, Detectors, and VCSELs used in fiber optic communication systems, wireless and mobile telephony applications, optical storage devices, illumination, signaling and lighting, as well as a range of other leading-edge technologies. AIXTRON AG’s securities are listed on the Prime Standard market segment of the Frankfurt Stock Exchange and NASDAQ, and are included both in the TecDAX index and the MSCI World Index. More information about AIXTRON can be found on the Web at www.aixtron.com.

Contact:

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “anticipate,” “contemplate,” “intend,” “plans,” “believe,” “continue” and “estimate,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which AIXTRON expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to (and expressly disclaims any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON is not an incorporation by reference of such information in this news release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

For additional information about factors that could affect our future financial and operating results, see our filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 (Regis.No. 333-122624) filed with the Commission on February 8, 2005 and available at the Commission’s website at www.sec.gov.